SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of ClearBridge American Energy
MLP Fund Inc. was held on March 20, 2015,for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


Nominees    		Votes For    VotesWithheld
Robert D. Agdern        52,076,702   634,797

Leslie H. Gelb          51,951,034   760,465

William R. Hutchinson   52,059,545   651,954

Kenneth D. Fuller       52,067,146   644,353



At May 31, 2015, in addition to Robert D. Agdern, Leslie H. Gelb,
Kenneth D. Fuller and William R. Hutchinson, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Eileen A. Kamerick
Riordan Roett